UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE




Mail Stop 3720

      August 31, 2007

Mr. James E. Renton
President
Witel Corporation
1800 Century Park East, Suite 600
Los Angeles, California 90067

Re:		Witel Corporation
      Registration Statement on Form SB-2
		File No. 333-145134
		Filed August 3, 2007

Dear Mr. Renton:

      We have limited our review of your Form SB-2 to consideration of the basic structure of your offering and related matters, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General
1. We note that you are registering the sale of 6,000,000 shares of common stock, which represents 100% of your shares currently outstanding. Since you are registering all of your outstanding common stock on this Form SB-2, please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i)
rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. See Telephone
Interpretation D-29 in our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm, for guidance in distinguishing secondary offerings from primary offerings.
2. Please advise us why you are registering the 3,750,000 shares subject to the one-year lock-up agreement on this registration statement. It appears that it is premature to register these shares at this time.

Selling Security Holders, page 18
3. Please revise to indicate in a footnote to the table the natural person or persons having voting and/or dispositive power with respect to the shares held by InterCap Partners, Incorporated. Similarly revise the beneficial ownership table appearing on page 22.

Executive Compensation, page 29
4. Provide all applicable disclosure regarding the stock you issued to your officers and directors for their services pursuant to Item 402 of Regulation S-B.

Part II-Recent Sales of Unregistered Securities
5. Please revise to include all disclosure under Rule 701 of Regulation S-B, including, but not limited to, the exemption relied upon in each instance pursuant to Item 701(d).

Signatures
6. Identify, such as by parenthetical, the person signing in the capacity of your principal accounting officer, as your principal accounting officer`s or controller`s signature to the registration statement is required by Form SB-2.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Paul Fischer, Staff Attorney, at (202) 551-
3415, or me, at (202) 551-3810, with any other questions.


      					Sincerely,


      					Michele Anderson
      					Legal Branch Chief


Cc:  Donald P. Hateley, Esq. (by facsimile)



Mr. James E. Renton
Witel Corporation
August 31, 2007
Page 4